

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Zonghan Wu
Chief Executive Officer
SSHT S&T Group Ltd.
46 Reeves Road, Pakuranga
Auckland, New Zealand, 2010

> **Re: SSHT S&T Group Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 8, 2023**
> **File No. 333-271831**

Dear Zonghan Wu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 8, 2023

Cover Page

1. We note your response to comments 2 and 10 and the reference on the prospectus cover page to the risk factor on page 12 that "[t]here are significant uncertainties under the Draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested entities primarily through contractual arrangements, such as our business." As you have represented and now disclose that you do not rely on contracts to control your business and instead rely on direct ownership, please update these references accordingly.

2. Please add a new risk factor related to your disclosure that the "Company has not sought to engage PRC counsel to obtain an additional opinion pertaining to the Company's understanding of all required approvals and permission to operate [its] business."

3. We note your response to comment 6 and your cross reference to your discussion about

how cash is transferred in your summary and risk factors section. Please revise to include a cross reference to your summary risk factors section.

4. We note your response to comment 9. We note there remain references on the cover page to the term "Material PRC Company." Please define the entity to which you are referring.

Prospectus Summary, page 1

5. We note your response to comment 13. Please revise to include your disclosure about permissions and approval requirements, as you do under the "Regulatory Permission" on the cover page. In addition, revise to include references to your subsidiaries in this discussion. In this regard, we note your disclosure that "*we* are not currently required to obtain approval from Chinese authorities," and that on page 1 you state that "*references in this prospectus to "the Company," "SSHT," "we," "our," "us" refer to SSHT S&T Group Ltd.*"

Summary of Risk Factors, page 8

6. We note your response to comment 11 and reissue in part. Please revise to include a summary of the risk and uncertainties regarding the enforcement of laws. Additionally, please revise your second bulleted summary of risk factor under Risks Related to Doing Business in China to include that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Risks Related to Doing Business in China
We face uncertainties with respect to indirect transfers of equity interests in PRC resident..., page 13

7. We note your response to comment 18 and reissue in part for clarification about the indirect transfers of equity interests by non-PRC holding companies. Describe such transfers and how they are regulated, as well as how such transfers could result in a material change in your operations or the value of your common shares.

To the extent any funds or assets in the business are in mainland China or a mainland China entity..., page 18

8. We note your response to comment 7 and your cross reference to this risk factor on the cover page. Please revise to amend this risk factor to state that "to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. In this regard, we note that your disclosure does not reference Hong Kong and references "assets (other than cash)."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Going Concern, page 34

9.   We note your revised disclosure in response to comment 25. Please update your discussion to present the accumulated deficit at June 30, 2023 and the net loss for the six months ended June 30, 2023 consistent with your interim financial statements for the six months ended June 30, 2023.

Note 7. Related Parties
Balances with Related Parties, page F-16

10.   Your disclosure in Note 7 indicates that during the years ended December 31, 2022 and 2021, Mr. Zonghan Wu advanced a total of $81,823 and $115,939 to the Company for payment of administrative fees and legal expenses. Based on your disclosures in the cash flow statements for these periods, it appears that these amounts represent the amounts still outstanding at December 31, 2022 and 2021 rather than the amounts advanced or paid to or on behalf of the Company during the period. Please advise or revise as appropriate. Also, please explain why the advances due to a related party, Mr Zonghan Wu, were reduced by the fair value of the 55,800,000 common shares issued to Zhibin Chen of $55,800 as your current disclosures in your cash flow statement and Note 7 appear to indicate. In addition, your cash flow statement and statement of changes of equity for 2022 indicate that these shares were issued for services and a reduction of related party debt while the disclosure in Note 7 indicate that these shares were issued for consulting service fees. Please clarify the number of shares and related fair value of the shares issued for a reduction of debt as well as those issued for services and reconcile and revise the disclosures in your cash flow statement and statement of changes in shareholder's equity with those in Note 7 to the audited financial statements.

General

11.   We reissue comment 40. Please revise to add a Description of Business section, pursuant to Item 101 of Regulation S-K.

    Please contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Turner, Esq.